MAINSTAY CBRE GLOBAL INFRASTRUCTURE MEGATRENDS FUND

51 MADISON AVENUE

NEW YORK, NEW YORK 10010

VIA EDGAR CORRESPONDENCE

September 24, 2021

Mr. Mark Cowan

Division of Investment Management, Disclosure Review Office

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:       Response to Comments on Pre-Effective Amendment No. 1 to the Registration Statement of Form N-2 (the “Registration Statement”) for MainStay CBRE Global Infrastructure Megatrends Fund (the “Fund” or the “Registrant”) (SEC File Nos. 333-255283 and 811-23654)

Dear Mr. Cowan:

This letter responds to comments provided by you on September 14, 2021, with respect to the Registration Statement. The Registration Statement was filed with the Securities and Exchange Commission on September 7, 2021. On behalf of the Registrant, your comments and our responses thereto are provided below.

All defined terms in this letter have the same meaning as in the Registration Statement, except as otherwise defined herein.

PROSPECTUS

Prospectus Cover Page

1.	Please include the following disclosure on the front cover of the Registration Statement:

Shares of closed-end management investment companies frequently trade at prices lower than their net asset value (“NAV”) or initial offering price, which creates a risk of loss for investors purchasing the Fund’s shares in the initial public offering. This discount risk may be greater for investors expecting to sell shares shortly after the completion of this offering.

Response: The Registrant has made the requested update in response to this comment.

Prospectus Summary

Leverage

2.	The disclosure notes that the management and subadvisory fees payable to the Manager and Subadvisor, respectively, will be higher when leverage is utilized and that this will create a conflict of interest between the Manager and Subadvisor, on the one hand, and the holders of the common shares, on the other hand. Please include the following disclosure that was provided supplementally in the Registrant’s Correspondence filing on September 7, 2021:

To monitor this potential conflict, the Board intends to periodically review (in connection with its obligations under Section 15(c) of the 1940 Act) the Fund’s use of leverage, including its impact on the Fund’s performance and on the fees paid to the Manager and Subadvisor.

Response: The Registrant has added the following disclosure in response to this comment:

Accordingly, the Board intends to periodically consider, as deemed relevant by each Trustee, the Fund’s use of leverage, including its impact on the Fund’s performance and on the fees paid to the Manager and Subadvisor.

Certain provisions in the declaration of trust and by-laws

Control Share Acquisition

3.	Please note that after further discussion, the Staff is not requiring the control share acquisition statute disclosure in the Registration Statement, which was previously requested in a comment provided to the Registrant on August 27, 2021. Rather, the Staff is permitting the Registrant to acknowledge the disclosure in its Correspondence. Also, please specifically reference the no-action position in the statement dated May 27, 2020 related to the “opting in … and triggering [of] a control share statute” in your response.

Response: The Registrant hereby supplementally acknowledges that the SEC Staff’s no-action position in the Division of Investment Management’s statement on May 27, 2020 (“opting in … and triggering [of] a control share statute”) related to the inclusion of Control Share Acquisition restrictions (such as is included in the Fund’s organizational documents) does not extend to closed-end funds organized in states that do not have statutes expressly addressing the use of Control Share Acquisition.

STATEMENT OF ADDITIONAL INFORMATION

Fundamental Investment Limitations

4.	A Fund and its adviser may not ignore the concentration of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its own concentration policies. Please add disclosure indicating that the Fund and adviser will consider the concentration of these investment companies when determining compliance with the Fund's concentration policies.

Response: In the section entitled, “Investment Objective and Policies – Investment Companies,” the following disclosure is included, which the Registrant believes to be responsive to the Staff’s comment.

For purposes of determining compliance with the Fund’s policy on concentrating its investments in any one industry, the Fund will look through investments in underlying investment companies for purposes of applying their concentration limitations, if the underlying investment company itself has a policy to concentrate in a particular industry. In that case, the particular industry in which the underlying investment company invests would be counted for purposes of calculating the Fund’s concentration limitation.

PART C: OTHER INFORMATION

5.	Pursuant to the FAST Act, please hyperlink all exhibits and include all undertakings in the final pre-effective amendment.

Response: The Registrant confirms that it will hyperlink all exhibits and include all undertakings in the final pre-effective amendment.

ORGANIZATION DOCUMENTS

Agreement and Declaration of Trust

6.	Please disclose in an appropriate place in the prospectus the provisions applicable to the bringing of derivative actions, including identifying those provisions that do not apply to claims arising under the federal securities laws (as noted in the comments below).

Response: In the section entitled, “Certain Provisions in the Declaration of Trust and By-Laws – Action By Shareholders,” the following disclosure is included, which the Registrant believes to be responsive to the Staff’s comment.

Under the Declaration of Trust and Bylaws, shareholder action can be taken at an annual or special meeting of shareholders or by written consent. In addition, the Fund’s Declaration of Trust prohibits derivative actions on behalf of the Trust by any person who is not a Trustee or shareholder of the Trust, except that such provision does not apply to any claims asserted under the U.S. federal securities laws including, without limitation, the 1940 Act.

7.	Please revise Section 3.10(a) of the Agreement and Declaration of Trust (requiring a majority of shareholders to join a derivative action) to state that this provision does not apply to claims arising under the federal securities laws. Please also disclose this provision in an appropriate location in the prospectus and indicate that this provision does not apply to claims arising under the federal securities laws.

Response: The Registrant has made the requested update in response to this comment.

8.	Please revise Section 3.10(b)(ii) of the Agreement and Declaration of Trust (requiring reimbursement for the expenses of any advisors) to state that this provision does not apply to claims arising under the federal securities laws.

Response: The Registrant has made the requested update in response to this comment.

9.	Please revise Section 3.11 of the Agreement and Declaration of Trust (regarding the elimination of direct actions) to state that this provision does not apply to claims arising under the federal securities laws.

Response: The Registrant has made the requested update in response to this comment.

10.	Please change the cross reference in Section 8.3(b) of the Agreement and Declaration of Trust from Section 8.3(d) to Section 8.4(e).

Response: The Registrant has made the requested update in response to this comment.

BY-LAWS

11.	Please revise Section 10.8 of the By-laws to include claims brought under the federal securities laws.

Response: The Registrant has made the requested update in response to this comment.

12.	Please revise Section 10.8 of the By-laws to identify claims that must be brought in state court and claims that must be brought in federal court.

Response: The Registrant has made the requested update in response to this comment.

13.	Please include disclosure in the prospectus regarding the exclusive state forum provision for actions other than federal securities claims and the corresponding risks associated with such provision (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum).

Response: The Registrant has made the requested update in response to this comment.

14.	Please include disclosure in the prospectus that shareholders waive the right to a jury trial.

Response: The Registrant has made the requested update in response to this comment.

* * *

Please contact the undersigned at 201-744-3598 should you have any questions regarding this matter.

Sincerely,

/s/ Brian J. McGrady
Brian J. McGrady
Assistant Secretary